UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

333-208195-08

Rose Rock Midstream Energy GP, LLC

(Exact name of registrant as specified in its charter)

Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216; (918) 524-7700

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Guarantee of 5.625% Senior Notes due 2022 of Rose Rock Midstream, L.P. and Rose Rock Finance Corporation

Guarantee of 5.625% Senior Notes due 2023 of Rose Rock Midstream, L.P. and Rose Rock Finance Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Guarantee of 5.625% Senior Notes due 2022 of Rose Rock Midstream, L.P. and Rose Rock Finance Corporation: 0

Guarantee of 5.625% Senior Notes due 2023 of Rose Rock Midstream, L.P. and Rose Rock Finance Corporation: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Rose Rock Midstream Energy GP, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rose Rock Midstream Energy GP, LLC

Date:	October 11, 2016	By:	/s/ William H. Gault
William H. Gault, Authorized Person